Exhibit 99.1

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

The Netherlands

To:Shareholders of Yandex N.V.

From:Board of Directors

Date:June 10, 2019

Notice of Annual General Meeting of Shareholders of Yandex N.V.

We hereby inform you that Yandex N.V. (the “Company”) will hold its Annual General Meeting of Shareholders (“AGM”) on 27 June 2019, beginning at 15.00 local time at the offices of Van Doorne, Jachthavenweg 121, 1081 KM Amsterdam, The Netherlands.

Enclosed with this notice you will find the Agenda for the AGM, together with explanatory notes, as well as a Power of Attorney / Proxy to authorize company representatives to vote your shares at the AGM.

The following agenda items are scheduled for the AGM:

Introductory remarks.

1.Extension of the term for the preparation of the 2018 statutory annual accounts of the Company. (decision)

2.Approval of 2018 annual statutory accounts of the Company. (decision)

3.Discharge of the members of the Board of Directors for their liability towards the Company for their management during the 2018 financial year. (decision)

4.Re-appointment of Rogier Rijnja as a non-executive member of the Board of Directors for a three-year term. (decision)

5.Re-appointment of Charles Ryan as a non-executive member of the Board of Directors for a three-year term. (decision)

6.Re-appointment of Alexander Voloshin as a non-executive member of the Board of Directors for a three-year term. (decision)

7.Appointment of Mikhail Parakhin as a non-executive member of the Board of Directors for a one-year term. (decision)

8.Appointment of Tigran Khudaverdyan as an executive member of the Board of Directors for a three-year term. (decision)

9. Cancellation of outstanding Class C Shares. (decision)

10.Appointment of the external auditor of the Company for the 2019 financial year. (decision)

11.Amendment to the 2016 Equity Incentive Plan; general authorization of the Board of Directors (decision)

12.General authorization of the Board of Directors to issue Class A Shares and preference shares. (decision)

13.General authorization of the Board of Directors to exclude pre-emption rights. (decision)

14.General authorization of the Board of Directors to acquire shares in the Company. (decision)

Any other business.

*****

Copies of materials related to the AGM, including this Notice of Meeting, the Agenda and Explanatory Notes, and a copy of our 2018 Annual Report on Form 20-F, are available:

• at: http://www.edocumentview.com/YNDX

• on our website at http://yandex.com/company

• at the Company’s offices (Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands)

• from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru

The Company’s audited statutory accounts (which are prepared in accordance with IFRS solely to comply with Dutch law) are available for inspection by shareholders at the Company’s offices at the above address; copies may be requested from Investor Relations.

On May 31, 2019 the total number of Class A Shares outstanding (excluding shares held in treasury) was 288,869,774, with a total of 288,869,774 voting rights; and the total number of Class B Shares was 37,748,658, with a total of 377,486,580 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A Shares and Class B Shares will vote together as a single class on all matters at the AGM.

The persons who will be considered as entitled to vote and/or attend the AGM are those persons who on May 30, 2019, after processing of all settlements as of this date (the record date), have these rights and are registered as such in a register designated by the Board. The designated register for the Class A Shares is maintained by the Company’s transfer agent and registrar, Computershare Trust Company N.A. The designated register for the Class B Shares is maintained by the Company.

If you would like to attend the AGM and your Class A shares are held by a broker, bank or other nominee, you must bring to the AGM a letter from the nominee confirming your beneficial ownership of such shares. In order to vote your shares at the AGM, you must obtain from the nominee a proxy issued in your name. You must also bring a form of personal identification.

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the AGM, we hope you will take the time to vote your shares. If you are a shareholder of record, you may vote your Class A shares over the Internet (at http://www.investorvote.com/YNDX), by telephone (at +1-800-652-8683) or by completing and mailing the enclosed Power of Attorney / Proxy card in the envelope provided. If your shares are held in ‘‘street name’’, meaning they are held for your account by a broker or other nominee, you will receive instructions from the broker that you must follow for your shares to be voted.

Many brokers are subject to New York Stock Exchange (‘‘NYSE’’) rules. The NYSE rules direct that, if you are the beneficial owner of shares held in ‘‘street name’’ by a broker, the broker, as the record holder of the shares, is required to vote those shares in accordance with your instruction. If you do not give instructions to the broker, the broker will be entitled to vote the shares with respect to ‘‘discretionary’’ items but will not be permitted to vote the shares with respect to ‘‘non-discretionary’’ items (those shares are treated as ‘‘broker non-votes’’). The election of directors is not considered a discretionary item. This means that brokers who have not been furnished voting instructions from their clients will not be authorized to vote in their discretion for the election of directors. We urge you to provide voting instructions to your broker so that your votes may be counted.

All matters require the affirmative vote of the holders of an absolute majority of the votes cast. However, if less than 50% of the issued share capital is present or represented by proxy at the AGM, proposal 13 (exclusion of pre-emptive rights) will also require the affirmative vote of the holders of two-thirds of the votes cast on the matter. Under our Articles of Association, blank or invalid votes count towards establishing a quorum, but do not count for voting purposes.

Shareholders and interested parties may contact any of the Company’s directors, including the

Chairman, the non-management directors as a group, the chair of any committee of the Board of

Directors or any committee of the Board by writing them via e-mail at askir@yandex-team.ru.  Shareholders who are eligible and intend to have an item added to the agenda of the AGM must comply with the requirements contained in Article 18 of our Articles of Association, as amended.  We reserve the right (subject to the laws of The Netherlands) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

Amsterdam, June 10, 2019

Dear Fellow Shareholders!

Our operating performance in 2018 was outstanding. With strong contributions from all of our businesses, we continued our transition from an internet search pure play to a full-fledged ecosystem that provides our users with value across an increasingly diverse portfolio of services.

Our financial performance during the year was also excellent.  We saw a significant acceleration in our revenue and adjusted EBITDA growth rates.  These were the highest growth rates that we have seen in the last five years, going back to when we were a quarter of the size that we are today.

Our core search businesses continued to grow strongly, which is particularly impressive given the level of maturity of the business.  This growth was driven in part by continued innovations in ad tech and on the product side.

We are also making great progress with Yandex.Taxi, our ride-hailing and food delivery joint venture with Uber. This is an extremely exciting business. The business delivered revenue growth of nearly 300% in 2018, and it’s one of the world’s fastest growing ride-sharing businesses and number one in terms of adjusted EBITDA margin profile.

In addition, we launched a number of promising new businesses. Yandex.Drive, our car-sharing business that was launched in February 2018, has already become the largest business of its kind in Russia, the second largest in Europe, and the third largest in the world. Yandex.Eats, our food delivery business, became the number one service in Moscow in terms of number of orders within a few months of its launch. And finally, Yandex.Cloud, our intelligent public cloud platform rolled out in late 2018, has since been rapidly expanding its world-class product offering.

And that’s not everything.  We are continually developing new cutting-edge technology that is advancing the field globally, further demonstrating that Yandex is on the same level as the world’s best and most innovative technology companies.

For example, we have made significant progress with our self-driving car, which already drives in completely autonomous mode.  We launched it in two cities in Russia, and then in Tel Aviv, with many more to come.  We were pleased at the international validation we received when we demonstrated it at the Consumer Electronics Show in Las Vegas.  As you probably saw in the press at the time, it almost stole the show.  And more generally in AI, we are proud of what we have done to date, and yet we know we have only just begun to scratch the surface.

Finally, we made serious advances with our voice assistant, Alice, growing its audience and enhancing its functionality.  From a technical perspective, we believe that Alice can compete with any other voice assistant in the world.

All this success has come in an increasingly complex regulatory environment.  Governments around the world, recognizing the strategic role technology plays in their countries, are scrutinizing the big technology players more than ever, which is creating a more challenging operating environment.  Whether it’s Facebook coming under fire, or the latest probes around Alphabet, Amazon and others, the dramatic impact regulation is having on Huawei, or the changing landscape in Europe as GDPR seeks to improve data security and privacy, one thing is clear: Governments are likely to become even more focussed on our industry, and Internet businesses across the globe are going to need to continue to respond and adapt to new challenges.

In this regard Russia is no exception.  We recognize the challenge and maintain a proactive, constructive dialogue with the relevant authorities in the markets we serve.  It’s yet one more way we strive to deliver the best possible results for our shareholders.

Looking ahead, we have in place an incredible management team with real depth and breadth.  We were pleased to announce recently the appointment of Tigran Khudaverdyan as Deputy CEO.  This promotion will further strengthen the management team at the Group level, and with Tigran taking on more of the day-to-day management, I will be able to focus on broader strategic opportunities.

So on behalf of the entire team at Yandex, I want to thank all of our shareholders for your support.  We will keep working for you, as we take the company to new levels.

Arkady Volozh

Founder and CEO

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Agenda and Explanatory Notes

Date:    27 June 2019 at 15.00 local time

Location:  Van Doorne
Jachthavenweg 121
1081 KM Amsterdam, The Netherlands

Opening

Introductory Remarks

Approval of 2018 statutory accounts; discharge of Directors

1.To approve the extension of the term for the preparation of the 2018 statutory annual accounts of Yandex N.V. (the ‘‘Company’’). (Decision)

2.To approve the annual statutory accounts of the Yandex N.V. (the ‘‘Company’’) for the 2018 financial year (prepared in accordance with IFRS in accordance with the Dutch Corporate Governance Code). (Decision)

3.To discharge the members of the Board of Directors from their liability towards the Company in respect of the management of the Company during the 2018 financial year. (Decision)

Re-appointment and appointment of directors

4. To re-appoint Rogier Rijnja to serve as a non-executive member of the Board of Directors, for a three-year term. (Decision)

5.To re-appoint Charles Ryan to serve as a non-executive member of the Board of Directors, for a three-year term. (Decision)

6.To re-appoint Alexander Voloshin to serve as a non-executive member of the Board of Directors, for a three-year term. (Decision)

7. To appoint Mikhail Parakhin to serve as a non-executive member of the Board of Directors, for a one-year term. (Decision)

8.To appoint Tigran Khudaverdyan to serve as an executive member of the Board of Directors, for a three-year term. (Decision)

Cancellation of shares

9. To cancel 130,000 outstanding Class C shares, all held by the Company. (Decision)

Appointment of Auditor

10. To appoint JSC KPMG, an independent registered public accounting firm and the Russian affiliate of KPMG International, as auditors of the Company’s consolidated financial statements for the 2019 financial year (to be prepared under U.S. GAAP), and KPMG Accountants N.V., its Dutch affiliate, as external auditors of the Company’s statutory annual accounts for the 2019 financial year (to be prepared under IFRS). (Decision)

2016 Equity Incentive Plan

11.To amend the Company's 2016 Equity Incentive Plan to increase the number of unallocated Class A shares available thereunder to 7.0% of the outstanding share capital of the Company as of March 31, 2019 (or approximately 22,796,023 Class A shares as of March 31, 2019), and to authorize the Board of Directors to grant equity awards and issue Class A Shares under the Plan, to authorize the Board of Directors to exclude the pre-emptive right of subscription for any equity awards to be granted and Class A Shares to be issued under the Plan and to authorize the Board of Directors to do anything which may be required in connection therewith. (Decision)

General designations and authorizations of the Board of Directors

12. To designate the Board of Directors as the competent body to issue from time to time Class A Shares up to an additional 20% of the issued share capital and preference shares up to the authorized share capital of the Company for a period of five years from the date of the Annual General Meeting. (Decision)

13.To designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of Class A Shares and preference shares for a period of five years from the date of the Annual General Meeting. (Decision)

14. To authorize the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase. (Decision)

Other business

Any other business.

*****

Explanatory Notes to the Agenda

Opening

The Chief Executive Officer will look back on 2018, including the Group’s financial performance, and will look ahead, explaining the strategy and plans of Yandex for 2019.

Approval of 2018 statutory accounts; discharge of Directors

1-3. Extension of the term for the preparation of the 2018 Annual Statutory Accounts of Yandex N.V.; approval of 2018 Annual Statutory Accounts of Yandex N.V.; discharge of the members of the Board of Directors from their liability towards the Company for management during the 2018 financial year

These agenda items include proposals to extend the term for the preparation of and to adopt the 2018 Statutory Accounts, as well as to discharge the members of the Board of Directors, in accordance with Dutch law, from liability towards the Company for the performance of their duties in 2018.

With respect to the extension of the term for the preparation of the 2018 Annual Statutory Accounts, under Dutch law, the statutory annual accounts must be prepared within five months of the end of the financial year. Due to coordination issues with the Company’s auditors, the 2018 statutory annual accounts had not been finalized by May 31, 2019.

The proposed discharge of the members of the Board of Directors only covers matters that are known to the Company at the 2019 AGM when the resolution to discharge is adopted. Copies of the 2018 Statutory Accounts are available for inspection by shareholders at the registered office of the Company, and can also be obtained from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru.

Re-appointment and appointment of directors

4. Re-appointment of Rogier Rijnja as a non-executive member of the Board of Directors

It is proposed to re-appoint Rogier Rijnja as a non-executive member of the Board of Directors of the Company for a three-year term with effect from 27 June 2019 and running until the annual general meeting to be held in 2022.

Mr. Rijnja has been a non-executive director of Yandex since 2013. Mr. Rijnja is an independent management consultant and entrepreneur.  He served as Senior Vice President of Human Resources and a member of the executive committee at D.E Master Blenders, a Dutch public company listed on the Amsterdam stock exchange, from 2011 to 2014. Prior to joining D.E Master Blenders, Mr. Rijnja served as head of the human resources departments at several international companies, including Maxeda, from 2008 to 2011, Numico N.V., from 2004 to 2008, and Amazon.com, from 2002 to 2004. Prior to this, he was director of global management development at Reckitt Benckiser PLC from 1998 to 2002, and a human resources manager for Nike Europe from 1996 to 1998. Between 1989 and 1996, Mr. Rijnja held several positions at Apple in The Netherlands and the United States. Mr. Rijnja has a degree in law studies from Leiden University in The Netherlands. The Board believes that it has benefited from Mr. Rijnja’s expertise and experience in business, and in particular in human resources, and has nominated him for re-appointment to ensure that the Company continues to benefit from his contributions.

In connection with his service on the Company's Board, in 2018 Mr. Rijnja received $20,800 in cash compensation.  In 2017, Mr. Rijnja received 20,000 restricted share units, subject to vesting over four years. In 2016, Mr. Rijnja received 14,000 restricted share units, in exchange for 28,000 share options that had been granted in 2013; these restricted share units were subject to one year of vesting, in addition to the original four-year vesting term of the exchanged options.

5. Re-appointment of Charles Ryan as a non-executive member of the Board of Directors

It is proposed to re-appoint Charles Ryan as a non-executive member of the Board of Directors of the Company for a three-year term with effect from 27 June 2019 and running until the annual general meeting to be held in 2022.

Mr. Ryan became a non-executive director of Yandex at the time of its initial public offering in 2011. A finance professional with 29 years of experience in both the Russian and international markets, Mr. Ryan co-founded United Financial Group (UFG) and became its Chairman and CEO in 1994. In 1998, Mr. Ryan initiated the New Technology Group within UFG Asset Management, which sponsored an early-stage technology investment in ru-Net Holdings, whose investments include Yandex. In 2006, Deutsche Bank acquired 100% of UFG's investment banking business, and Mr. Ryan was appointed chief country officer and CEO of Deutsche Bank Group in Russia and remained in that position until the end of 2008, when he became chairman of UFG Asset Management. From 2008 through the end of 2010, Mr. Ryan was a consultant for Deutsche Bank. Prior to founding UFG, Mr. Ryan worked as an associate and principal banker with the European Bank for Reconstruction and Development in London from 1991 to 1994 and as a financial analyst with CS First Boston from 1989 to 1991. Mr. Ryan is also a founder and the general partner of Almaz Capital Partners, an international VC firm, headquartered in Silicon Valley, which connects entrepreneurs and engineering talent in the USA and Eastern European /CIS countries and brings prominent startups to the global market. Mr. Ryan has a degree in Government from Harvard University. The Board believes that it has benefited from Mr. Ryan’s expertise and experience in international business and capital markets, and in particular his familiarity with the Russian business environment, and has nominated him for re-appointment to ensure that the Company continues to benefit from his contributions.

In connection with his service on the Company's Board, in 2018 Mr. Ryan received $20,800 in cash compensation.  In 2017, Mr. Ryan received 20,000 restricted share units, subject to vesting over four years.  In 2016, Mr. Ryan received 14,000 restricted share units, in exchange for 28,000 share options that had been granted in 2011; these restricted share units were subject to one year of vesting, in addition to the original four-year vesting term of the exchanged options.

6.Re-appointment of Alexander Voloshin as a non-executive member of the Board of Directors

It is proposed to re-appoint Alexander Voloshin as a non-executive member of the Board of Directors of the Company for a three-year term with effect from 27 June 2019 and running until the annual general meeting to be held in 2022.

Mr. Voloshin has been a non-executive director of Yandex since August 2010 after serving as an advisor to the company for two years. Since February 2012, Mr. Voloshin has served as Chairman of the Board and Independent Director at JSC Freight One. As the leader of the Moscow International Financial Centre working group, Mr. Voloshin championed an overhaul of Russia’s corporate governance rules, helping to update guidance in line with global best practice. He also served as Chairman of the Board of Directors of Uralkali from 2010 to 2014. Prior to joining our Board of Directors, Mr. Voloshin served as Chairman of the Board of MMC Norilsk Nickel from 2008 to 2010 and as Chairman of the Board of Directors of RAO "UES of Russia" from 1999 to 2008. From 1999 to

2003 Mr. Voloshin headed the Russian Presidential Administration. Prior to becoming Chief of Staff to the Russian President he worked as Deputy Chief of Staff from 1998 to 1999, and as Assistant to Chief of Staff from 1997 to 1998. Mr. Voloshin has been Chairman of the Board at Moscow Business School Skolkovo since 2016. He graduated from the Moscow Institute of Transport Engineers in 1978 and holds a degree in economics from the All-Russia Foreign Trade Academy. The Board believes that it has benefited from Mr. Voloshin expertise and experience in business, and in particular his familiarity with the Russian operating environment, and has nominated him for re-appointment to ensure that the Company continues to benefit from his contributions.

In connection with his service on the Company's Board, in 2018 Mr. Voloshin received $20,800 in cash compensation.  In 2017, Mr. Voloshin received 10,000 restricted share units, subject to vesting over four years. In 2016, Mr. Voloshin received 14,000 restricted share units, in exchange for 28,000 share options that had been granted in 2011; these restricted share units were subject to one year of vesting, in addition to the original four-year vesting term of the exchanged options.

7.Appointment of Mikhail Parakhin as a non-executive member of the Board of Directors

It is proposed to appoint Mikhail Parakhin as a non-executive member of the Board of Directors of the Company for a one-year term with effect from 27 June 2019 and running until the annual general meeting to be held in 2020.

Mr. Parakhin is an industry veteran with more than 20 years of industry experience, particularly in the areas of AI and large-scale processing. He has lead teams of various sizes for some of the world’s leading tech companies. Mr. Parakhin joined Yandex as Chief Technology Officer in 2014, leading all technical teams globally for the company, applying his unique background in machine learning and coding, plus specializations in search, image processing, as well as handwriting and speech recognition algorithms. Mr. Parakhin has decided to leave his executive role at Yandex, effective August 2019.  Prior to joining Yandex, Mr. Parakhin served in various roles at Microsoft, with most recent being the Head of the Bing Multimedia Search team from 2010 to 2014.  Mr. Parakhin holds a Master’s degree in Physics from the Moscow Engineering Physics Institute. The Board believes that it will benefit from Mr. Parakhin’s technical and managerial expertise and experience, and in particular his deep familiarity with the operations of the business, and has nominated him for appointment to ensure that the Company continues to benefit from his contributions.  The Board proposes that Mr. Parakhin’s appointment be for an initial term of one year; this will help to ensure that roughly the same number of directors have terms ending each year.

Following the termination of his employment with the group in August 2019, Mr. Parakhin will be entitled to participate in the cash and equity compensation programs available to all non-executive directors.

8.Appointment of Tigran Khudaverdyan as an executive member of the Board of Directors

It is proposed to appoint Tigran Khudaverdyan as an executive member of the Board of Directors of the Company for a three-year term with effect from 27 June 2019 and running until the annual general meeting to be held in 2022.

Mr. Khudaverdyan was appointed Deputy CEO of the Company in May 2019. Mr. Khudaverdyan joined Yandex in April 2006, and since then has led several successful Yandex projects, including Yandex.Browser and Yandex.Navigator. He moved to the Yandex.Taxi business in 2015, and has served as Chief Executive Officer of MLU B.V., our ride-hailing and food delivery joint venture with Uber, since its formation. Mr. Khudaverdyan graduated from Moscow State University with a degree in Physics. The Board believes that Mr. Khudaverdyan will bring a deep understanding of the Company’s business, operations and technology to the Board.  The Board also believes that it is in the best interests of the Company and its shareholders to appoint a second executive member to the Board.

Mr. Khudaverdyan will receive cash and equity compensation in his capacity as an executive director and Deputy CEO in line with the group’s policies for executive compensation.

Cancellation of shares

9. Cancellation of outstanding Class C shares

The Company has issued Class C shares from time to time solely for technical purposes, to facilitate the conversion of its Class B shares into Class A shares. A total of 130,000 of the Company’s Class C shares were held by a Conversion Foundation managed by members of the Board of Directors, have been transferred for no consideration to the Company for the purpose of cancellation, and will be cancelled following the AGM.

Appointment of Auditor

10.Appointment of the external auditor of the Company

In accordance with Dutch law, the external auditor of the Company is appointed at the AGM. The Audit Committee has advised the Board of Directors to propose at the AGM the appointment of JSC KPMG, an independent registered public accounting firm and the Russian affiliate of KPMG International, as auditors of the Company’s consolidated financial statements for the 2019 financial year (to be prepared under U.S. GAAP), and KPMG Accountants N.V., its Dutch affiliate, as external auditors of the Company’s statutory annual accounts for the 2019 financial year (to be prepared under IFRS).

Amendment to 2016 Equity Incentive Plan

11.Amendment to the 2016 Equity Incentive Plan; general authorization of the Board of Directors

The 2016 Equity Incentive Plan, or the 2016 Plan, was approved by the Company’s general meeting of shareholders on May 27, 2016. Equity-based compensation is a critical part of the Company’s compensation program. Equity-based compensation creates a culture of accountability that rewards the group’s senior executives and other key employees for maximizing shareholder value over time and aligns the interests of the group’s employees and directors with those of the shareholders. The Board of Directors and its Compensation Committee believe that equity-based compensation provides management and other key employees with a strong link to long-term corporate performance and the creation of shareholder value, as well as providing continued retention via long-term vesting. The Board of Directors believes that competitive equity awards are important in attracting and retaining talent as the group continues to grow. The 2016 Plan has allowed the Company to attract and provide long-term incentives to existing and new executives and other professional talent that are needed to achieve its corporate goals.

The 2016 Plan currently provides that the maximum number of Class A shares available under the Company's prior equity incentive plan and the 2016 Plan will equal fifteen percent (15%) of the aggregate number of Class A and Class B shares issued and outstanding from time to time (by number).  Additionally, the 2016 Plan provides employees at certain of the Company’s subsidiaries that operate as business units of the Yandex group (the “Participating Subsidiaries”) the opportunity to receive equity awards in respect of shares in the equity of those subsidiaries. The maximum number of ordinary shares of any Participating Subsidiary which may be subject to awards over the term of the 2016 Plan (together with shares issued to management outside the plan) will be determined by the Board but may not exceed 20% of the aggregate number of such Participating Subsidiary Shares issued and outstanding from time to time.

As of March 31, 2019, under the 2016 Plan (and the prior plan) the Company had outstanding 3,497,008 options to purchase Class A shares, 13,447,681 restricted share units and 152,350 share appreciation rights.

As of March 31, 2019, a total of 26,771,778 Class A shares and 135,000 Class B shares had been issued pursuant to exercises of awards under all of its equity incentive plans, totalling in the aggregate awards for 26,906,778 Class A shares (on an as-converted basis), representing 8.3% of the aggregate number of Class A and Class B shares outstanding as of that date.

In addition, as of March 31, 2019 there were outstanding options representing 5% of the fully diluted capital of MLU B.V., our Taxi business unit; 14% of the fully diluted capital of our Classifieds business unit, and 14% of the fully diluted capital of our Media Services business unit.

Summary of 2016 Equity Incentive Plan

We grant equity awards in the form of share options, share appreciation rights, restricted shares and restricted share units (or so called “deferred shares”) under our 2016 Plan (“Company Awards”).

Additionally, the 2016 Plan provides employees at certain of our business units, including Taxi, Classifieds and Media Services (the “Participating Subsidiaries”), the opportunity to receive equity awards in respect of such Participating Subsidiary (the “Business Unit Equity Awards”). Business Unit Equity Awards and any awards granted to management of the Participating Subsidiaries outside of the 2016 Plan are to not exceed 20% of such Participating Subsidiary’s shares issued and outstanding from time to time. In the future, additional of our business units may become Participating Subsidiaries.

Plan administration.  Our Board of Directors or its Compensation Committee administers our 2016 Plan. Although our 2016 Plan sets forth certain terms and conditions of our equity awards, our Board of Directors or its Compensation Committee determines the provisions and terms and conditions of each grant. These include, among other things, the vesting schedule, repurchase provisions, forfeiture provisions, and form of payment upon exercise.

Eligibility.  We may grant Company Awards to employees and directors of and consultants to our company and its subsidiaries. With respect to Business Unit Equity Awards, we may grant awards in the equity of a Participating Subsidiary to employees, officers, members of the Board of Directors, advisors and consultants of such Participating Subsidiary.

Exercise price and term of equity awards.  With respect to the Company Awards, the exercise price of options or measurement price of share appreciation rights awards is the average closing price per Class A share on the NASDAQ Global Select Market on the 20 trading days immediately following the grant date. With respect to Business Unit Equity Awards, the exercise price of options or measurement price of share appreciation rights is determined from time to time by the Board (following consultation with an independent valuation expert). Restricted share unit awards have no exercise or measurement price. Equity awards are generally exercisable up until the tenth anniversary of the grant date so long as the grantee’s relationship with us has not terminated.

Vesting schedule.  The notice of grant specifies the vesting schedule. Awards generally vest over a four‑year period, with 4/16ths vesting on the first anniversary of grant and an additional 1/16th vesting each quarter thereafter. When a grantee’s employment or service is terminated, the grantee may generally exercise his or her options that have vested as of the termination date within ninety days of termination or as determined by our plan administrator.

Amendment and Termination.  Our board of directors may at any time amend, suspend or terminate our 2016 Plan. Prior to any such amendment, suspension or termination, our board of directors must first make a determination that share options already granted will not be adversely affected. Unless terminated earlier, our 2016 Plan will continue in effect until May 2026.

Summary of Proposed Changes to the 2016 Equity Incentive Plan

It is now proposed to increase the equity incentive pool under the 2016 Plan in order to provide adequate incentives for existing and new employees, executive directors, non-executive directors, consultants and advisors in light of the significant growth of the group’s operations and staff to support the Company’s growth. The amendment to the 2016 Plan, if approved, will provide that the authorized number of Class A shares available under 2016 Plan and the prior plan (including all prior awards, whether exercised or unexercised) be equal to twenty percent (20%) of the aggregate number of Class A and Class B shares issued and outstanding (by number). This would constitute a 5% increase to the authorized number of awards available under 2016 Plan and the prior plan (including all prior awards, whether exercised or unexercised).  The total unallocated shares available for the grant would represent 7% of the aggregate number of Class A and Class B shares issued and outstanding (by number), or approximately 22,796,023 Class A shares as of March 31, 2019.

 Historical Granting Practices

The Company’s granting practice during the years ended December 31, 2016, 2017 and 2018 was as follows:

Year	Options	RSUs	SARs	Total
2016	-	3,871,610	-	3,871,610
2017	1,680,000	5,134,522	-	6,814,522
2018	1,334,000	6,226,234	-	7,560,234

Total	3,014,000	15,232,366	-	18,246,366

The above grants include the following grants made to the Board:

Year	Options	RSUs	SARs	Total
2016	-	712,000	-	712,000
2017	-	125,000	-	125,000
2018	-	15,000	-	15,000

Total	-	852,000	-	852,000

Rationale for Proposal to Increase Authorized Shares Under the 2016 Equity Incentive Plan

The Company believes that competitive equity awards are important in attracting and retaining talent as the group continues to grow. As of March 31, 2019, the Company only had approximately 6,644,572 Class A shares available for future grants under the 2016 Plan. If the amendment to the 2016 Plan is not approved, the Company will not have a sufficient number of Class A shares available for future grants under the 2016 Plan and, as a result, the group may not be able to attract and provide long-term incentives to existing and new executives and other professional talent that are needed to achieve its corporate goals.

The Board therefore recommends that the shareholders approve the proposed increase in authorized shares available for grant under the 2016 Plan.

Key Considerations for Requesting Additional Shares Under the 2016 Equity Incentive Plan

In determining the increase in the number of awards available for issuance under the 2016 Plan, the Board considered the following factors:

•	Number of Class A shares available for grant under the 2016 Plan: As of March 31, 2019, 6,644,572 Class A shares remained reserved and available for future issuance.

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Burn rate:  The Company’s burn rate is defined as the annual grant of share awards under its equity plans, less forfeited and cancelled shares, as a percentage of its Class A and Class B Shares outstanding as of January 1 of the year.  In 2017 and 2018, the Company’s burn rate was approximately 2.0% and 2.1%, respectively.

Based on the Company’s analysis of burn rates for peer companies, and feedback from independent specialists in executive compensation, the Company believes that its 2017-2018 burn rates are reasonably consistent with market practice.

•

Overhang: The Company’s overhang is defined the its options, restricted share units and share appreciation rights outstanding as a percentage of all of its shares outstanding.  As of March 31, 2019, the Company had outstanding 3,497,008 options to purchase Class A Shares, 13,447,681 restricted share units and 152,350 share appreciation rights. Based on the Company’s analysis of overhang for peer companies, and feedback from independent specialists in executive compensation, the Company believes that its overhang is reasonably consistent with market practice.

Dilution Analysis

As of March 31, 2019, the Company’s capital structure consisted of 287,908,815 Class A Shares, 37,748,658 Class B Shares, no Class C Shares, and one Priority share outstanding. As described above, 6,644,572 Class A shares remain available for grant of awards under the 2016 Plan as of March 31, 2019. The proposed share authorization is a request for 16,151,451 additional Class  A shares to be available for awards under the 2016 Plan, assuming our share capital as of March 31, 2019.

The table below shows the potential dilution based on our fully diluted awards and our request for additional Class A shares to be available under the 2016 Plan. As of March 31, 2019, the increased pool of Class A shares represents an additional 22,796,023 Class A Shares representing 7% of the Company's fully diluted share capital, including all awards that will be authorized under the 2016 Plan, as described in the table below.

The Board of Directors believes that the increase in Class A shares under the 2016 Plan will allow the Company to continue providing equity awards, which are an important component of the Company’s equity compensation program, and represents a reasonable amount of potential equity dilution.

Potential Dilution

Awards Outstanding as of March 31, 2019	17,097,039
Weighted Average Exercise Price of Option Awards Outstanding as of March 31, 2019	$ 35.40
Weighted Average Remaining Vesting Term of Awards Outstanding as of March 31, 2019 (in years)	2.89
Class A shares available for Grant under the 2016 Plan as of March 31, 2019	6,644,572
Additional Class A Shares Requested (as of March 31, 2019)	16,151,451
Total Available Class A Shares Under the 2016 Plan, as Amended (and all predecessor employee and non-employee director equity compensation plans)	22,796,023
Class A Shares and Class B Shares Outstanding as March 31, 2019	325,657,473
Fully Diluted Share Capital	348,453,496
Potential Dilution of approximately 16,151,451 additional Class A shares as a Percentage of Fully Diluted Share Capital (as of March 31, 2019)	4.6%

The Fully Diluted Share Capital in the foregoing table consists of the Class A Shares and Class B Shares outstanding as of March 31, 2019 plus the Total Available Class A Shares under the 2016 Plan, as amended (and all predecessor employee and non-employee director equity compensation plans). The Fully Diluted Share Capital excludes the number of Class C Shares outstanding as of March 31, 2019.

Based on our current equity award practices, the Board of Directors estimates that the authorized shares under the 2016 Plan, as amended, may be sufficient to provide us with an opportunity to grant equity awards for approximately two to three years, in amounts determined appropriate by the Board, which will administer the 2016 Plan, as amended. This is only an estimate, and circumstances could cause the share reserve to be used more quickly or more slowly. These circumstances include, but are not limited to, the future price of our Class A shares, the mix of cash, options and other awards provided as long-term incentive compensation, grant amounts provided by our competitors, hiring activity, and promotions during the next few years.

Amendment to the 2016 Equity Incentive Plan

The Company is committed to strong corporate governance and maximizing shareholder value. The Board believes the use of equity-based compensation aligns plan participants’ interests with those of shareholders, and thereby promotes best practices in corporate governance. To this end, the Board proposes the following amendment to the 2016 Plan:

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Increase the number of Class A shares reserved for issuance under the 2016 Equity Intentive Plan by an aggregate of 5% of the aggregate number of Class A and Class B shares issued and outstanding (by number) from time to time, for a total pool equal to twenty percent (20%) of the aggregate number of Class A and Class B shares issued and outstanding (by number) from time to time (including prior awards).  This would constitute a 5% increase to the authorized number of Class A shares available for awards under 2016 Equity Incentive Plan and the prior plan (including all prior awards, whether exercised or unexercised).  The total unallocated pool, following such increase, would represent 7% of the aggregate number of Class A and Class B shares issued and outstanding (by number) from time to time (or approximately 22,796,023 Class A shares as of March 31, 2019.

Additionally, we propose to authorize the Board of Directors to (i) grant awards under the 2016 Plan, (ii) issue Class A Shares under the 2016 Plan, (iii) exclude the pre-emptive right of subscription for any equity awards to be granted and Class A Shares to be issued under the 2016 Plan, and (iv) do anything else which may be required in connection therewith.

In determining the appropriate number of shares to request, the Board analyzed market practices of peer companies and solicited advice from independent specialists in executive compensation. Upon a review of the remaining shares available for grant under the 2016 Plan and the anticipated need for future equity award issuances, the Board approved the increase in the awards authorized for issuance, to ensure that the Company has sufficient equity plan capacity to continue to provide its management, employees and directors with appropriate equity-based incentives.

The Board believes that the increase in the number of Class A shares available for awards under the 2016 Plan is essential to ensure that the Company has a sufficient reserve to grant equity incentives at levels deemed appropriate by the Compensation Committee and the Board. The Company believes that competitive equity awards are important in attracting and retaining talent as the Company continues to grow and expand its operations. Without the increase in the authorized awards under the 2016 Plan, the Company may not be able to retain and motivate current talent or to attract additional talent that may needed to achieve its corporate goals, and may be required to provide significantly higher cash compensation. The Board is also committed to supporting best practices in corporate governance and believes that the proposed changes to the 2016 Plan reflect best practices. These amendments will further the Company’s goal of maximizing and preserving shareholder value.

General designations and authorizations of the Board of Directors

12-14. General authorization of the Board of Directors to (i) issue Class A Shares and preference shares; (ii) exclude pre-emptive rights; and (iii) acquire shares in the Company

The proposals to authorize the Board of Directors (i) to issue Class A Shares in an amount up to 20% of the issued share capital from time to time and preference shares in an amount up to the authorized share capital from time to time of the Company, and (ii) to exclude the pre-emptive rights of shareholders in respect of such issuances are intended to give the Board of Directors flexibility in financing the Company in the most efficient manner. In addition, enabling the Board of Directors to authorize the issue of a class of preference shares in such a manner as to dilute the interest of any potential acquirer is intended to make a takeover of the Company more difficult or less attractive. Under Dutch law, such preference shares may be issued to a protective foundation which may provide a block against any potential takeover. Furthermore, such authorizations give the Board of Directors flexibility in the context of acquisitions and mergers.

The proposal to authorize the Board of Directors to repurchase shares in the capital of the Company, up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase, is intended to, among other things, enable the Company to flexibly manage its capital structure in light of market conditions and the Company’s financial position.

In the year ended December 31, 2018, we repurchased an aggregate of 4,760,679 Class A shares at an average price of $31.55 per share, for a total amount of $150.2 million (or approximately RUR 10,085 million). We did not repurchase any Class A shares in the years ended December 31, 2016 and 2017. Adoption of these proposals at the AGM replaces the current authorizations of the Board of Directors in respect of these matters, which were granted at the Annual General Meeting of Shareholders on 28 June 2018.  These authorizations are a matter of corporate housekeeping in the ordinary course, and the Board of Directors does not have any specific plans for issuance or repurchases at this time.

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